UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35166 / April 2, 2024

In the Matter of

ANTARES PRIVATE CREDIT FUND
ANTARES STRATEGIC CREDIT FUND
ANTARES CAPITAL ADVISERS LLC
ANTARES CAPITAL CREDIT ADVISERS LLC
ANTARES CLO 2017-1, LTD.
ANTARES CLO 2017-2, LTD.
ANTARES CLO 2018-1, LTD.
ANTARES CLO 2018-2, LTD.
ANTARES CLO 2018-3, LTD.
ANTARES CLO 2019-1, LTD.
ANTARES CLO 2019-2, LTD.
ANTARES CLO 2020-1, LTD.
ANTARES CLO 2021-1, LTD.
ANTARES CLO 2023-1, LTD.
ANTARES CLO 2023-2, LTD.
ORION CLO 2023-1, LTD.
ORION CLO 2023- 2, LTD.
AUF FUNDING LLC
ANTARES CANADA SMA LP
ANTARES CREDIT FUND I LP
ANTARES CREDIT OPPORTUNITIES IV LLC
ANTARES CREDIT OPPORTUNITIES MA I LLC
ANTARES CREDIT OPPORTUNITIES MA II LP
ANTARES CREDIT OPPORTUNITIES MA III LLC
ANTARES CREDIT OPPORTUNITIES MA V LP
ANTARES SENIOR LOAN MASTER FUND LP
ANTARES SENIOR LOAN PARALLEL MASTER FUND LP
ANTARES UNITRANCHE MASTER FUND I LP
ANTARES CREDIT OPPORTUNITIES VI LLC
ANTARES CREDIT OPPORTUNITIES CA LLC
ANTARES STRATEGIC CREDIT I MASTER LP
ANTARES K CO-INVESTMENT FUND LP
ANTARES K CO-INVESTMENT 2 FUND II LP
ANTARES SENIOR LOAN MASTER FUND II LP
ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP
WM ALTERNATIVES ANTARES PRIVATE SENIOR
   LENDING FUND LLC

ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP
ANTARES VESTA FUNDING LP
ANTARES ASSETCO LP
ANTARES COMPLETE FINANCING SOLUTION LLC
ANTARES HOLDINGS LP, ANTARES VENUS FUNDING LP
ANTARES SENIOR LOAN PARALLEL FUND SPV LLC
ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC
ANTARES CREDIT OPPORTUNITIES FUNDING IV LLC
ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC
ANTARES STRATEGIC CREDIT SPV LLC
WM ALTERNATIVES ANTARES PRIVATE SENIOR
  LENDING FUND SPV LLC

1601 Utica Avenue South
Suite 1000
Minneapolis, MN 55416

(File No. 812-15464)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Antares Private Credit Fund, et al. filed an application on May 10, 2023, and amendments to the application on September 13, 2023 and February 26, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On March 5, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35152). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Antares Private Credit Fund, et al. (File No. 812-15464) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.